EXHIBIT 99.2

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the New Zealand Stock Exchange under Listing Rule 7.12.1

26 June 2008

Allotment of shares:

a)	Ordinary shares, CA 0525261008
b)	11,327,204 shares issued
c)	Issue price of US$0.50
d)	Cash
e)	N/a
f)	Shares issued equivalent to 19.01% of total ordinary shares now on issue
g)	Issued under private placement
h)	Subscription agreement terms dated June 12, 2008, TSX-V approval dated June 23, 2008
i)	Shares are not transferable in Canada until October 25, 2008; not transferable to US citizens for 40 days after issue (August 4, 2008)
j)	59,572,673 ordinary shares in total after issue
k)	N/a
l)	Date of Issue: 25 June 2008